REDCORP

NEWS RELEASE

...uary 16, 2007 News Release 07-03

TULSEQUAH PROJECT
Final Drill Results From "A-Extension" Discovery

REDCORP VENTURES LTD. (RDV-TSX) and Redfern Resources Ltd. ("Redfern"), its wholly-owned subsidiary, (together, the "Company"), are pleased to provide final drill results from Redfern's exploration program on the Tulsequah Chief Deposit. In 2006, the Company discovered a new zone of mineralization dubbed the "A-Extension" within the Tulsequah Chief mine footprint. This discovery was announced in the Company's August 30, 2006 and November 6, 2006 news releases.

Results from *TC0632, TC06033 and TC06034,* drilled into the A-Extension target have been received and reviewed by Company geologists. These are the final holes drilled into the A-Extension in 2006.

New Results from A-Extension Drilling

Hole #	From (m)	To (m)	Interval (m)	Estimated true width (m)*	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TC06032	No significant intercepts.								
TC06033	92.75	102.95	10.20	7.2	0.97	11.48	1.89	0.05	1.18
TC06034	136.00	142.35	6.35	6.0	0.38	19.03	0.37	0.69	4.34

* Estimates of true width calculated using angle of mineralization to core axis.

TC06032 was designed to test the southern extent of the A-Extension. The hole cut a wide package of altered stratigraphy but no significant assays were received.

TC06033 cut 10.20 meters of polymetallic massive sulphide, similar to other holes drilled into the A-Extension. This hole is an approximately 20 meter step-out to the east of the mineralization cut in *TC06022*, and was designed to probe a steeply plunging fold interpreted in the mineralized horizon.

TC06034 stepped out to the north and was designed to undercut drillholes *TC06021, TC06022* and *TC06023*. This hole cut 6.35 meters (core length) of mineralization grading 4.34% zinc. This mineralization is similar to zinc facies mineralization cut in *TC06023* where 13.25 meters of 5.17% zinc was cut. (*TC06023* is discussed in the Company's August 30, 2006 news release).

Results from *TC0632, TC06033 and TC06034*, as well as the earlier holes drilled and announced previously on the A-Extension, have been passed on to Wardrop Engineering Ltd. Wardrop has been commissioned to complete an NI 43-101 resource estimate on the A-Extension. Results from this estimate are expected in the spring of 2007. This resource estimate will represent an addition to the ongoing Feasibility Study on the Tulsequah Chief Deposit.

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Summary of 2006 Tulsequah Exploration

The 2006 exploration program on the Tulsequah Chief Deposit included:

- Seven underground holes into the Tulsequah Chief Deposit totaling 2,232 meters. These holes were designed to increase the confidence of the mineral resource estimate which is the basis of the Company's Feasibility Study. The table below summarizes the underground drill results. These holes were previously discussed in the Company's June 14 and July 11, 2006 news releases;

2006 Significant Underground Drill Results *

Hole #	From (m)	To (m)	Interval (m)	Estimated true width (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU06142	118.00	121.50	3.50	2.83	0.43	21.81	0.24	0.80	2.62
plus	131.15	151.20	20.05	16.89	1.42	45.70	2.52	1.08	4.88
incl.	134.20	139.20	5.00	4.04	3.07	72.32	6.29	0.06	7.11
TCU06143	133.90	141.65	7.75	7.21	1.34	47.33	0.63	1.42	5.99
TCU06144	No significant intercepts. Hole cut Pyrite Phase Mineralization								
TCU06145	242.20	251.05	8.85	6.82	5.28	327.70	1.08	2.23	11.30
plus	274.40	280.60	6.20	4.77	1.49	54.15	0.43	0.55	1.49
TCU06146	237.94	240.30	2.36	1.29	3.13	100.47	0.89	0.98	9.58
plus	293.00	297.50	4.50	2.39	0.32	25.42	1.13	0.12	2.84

* All holes have been previously released.

- 14 holes totaling 3,980 metres were drilled as part of the "Near Mine" exploration program. This program was successful in identifying the A-Extension mineralization, a massive sulphide lens located up-dip and to the west of the main Tulsequah mineralization. The following table summarizes the results from holes drilled into the A-Extension;

2006 Significant A-Extension Drill Results

Hole #	From (m)	To (m)	Interval (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TC06021*	98.00	105.50	7.50	0.27	15.64	0.15	0.61	2.38
plus	122.90	127.60	4.70	1.76	13.61	0.72	0.12	3.99
TC06022*	102.15	105.00	2.85	0.16	5.53	0.02	0.08	4.38
plus	114.15	119.35	5.20	0.11	5.28	0.26	0.53	5.70
including	117.75	119.35	1.60	0.09	9.19	0.40	1.30	15.30
and	126.25	129.15	2.90	2.09	30.17	6.83	0.16	1.51
TC06023*	68.65	81.90	13.25	0.55	21.21	0.37	0.28	5.17
TC06025*	111.00	114.27	3.27	0.60	18.41	0.33	0.65	3.98
TC06027*	111.90	116.40	4.50	0.21	12.46	0.17	0.45	2.91
plus	138.35	150.20	11.85	1.69	177.56	0.98	0.85	5.24
including	138.35	143.26	4.91	3.70	415.16	0.45	2.04	4.57
TC06033**	92.75	102.95	10.20	0.97	11.48	1.89	0.05	1.18
including	96.60	100.20	3.60	0.75	8.35	1.72	0.05	2.36
TC06034**	136.00	142.35	6.35	0.38	19.03	0.37	0.69	4.34

* Denotes previously released drillhole.
** Estimates of true width of intercepts were not calculated for holes TC06021-TC06027 but were calculated for TC06033 and TC06034.

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- 37 holes totaling 15,312 metres of drilling into the Big Bull Deposit. The main Big Bull mineralizing system was delineated and extended on strike to north and south. In addition, a new zone believed to possibly represent a separate high-grade sulphide lens was discovered at the southwestern part of the Big Bull area. That target is expected to be the main focus of follow-up drilling early in 2007. The Big Bull exploration program is summarized in the Company's January 11, 2007 news release;

- Five drillholes totaling 1,837 metres were drilled into geophysical anomalies between the Tulsequah Chief and Big Bull Deposits. All exploration drilling in the southeast grid cut prospective stratigraphy similar to that hosting the Tulsequah Chief Deposit, and highlights the potential of finding additional mineralization between the Tulsequah and Big Bull Deposits;

- Four geotechnical holes totaling 519 meters. These holes provided data for the placement of proposed plant infrastructure; and

- Three metallurgical holes totaling 571 meters were drilled to collect material for detailed metallurgical studies to be undertaken in 2007. Samples from these holes are currently in inert storage at a metallurgical testing facility, pending resumption of metallurgical test work.

Terry Chandler, Redcorp's President and CEO, stated: "The 2006 exploration program accomplished several key goals for the Company and underpins the pending release of the Company's Feasibility Study on the Tulsequah Chief Project. We look forward to updating the resource estimates and expanding on the new discoveries in 2007. The Company extends its thanks to all of the contractors, suppliers and employees who participated in the 2006 program."

Quality Assurances and Controls (QA/QC)

For the 2006 drill program, sampling has been conducted and supervised by Redfern geologists using established documented sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver, using industry-standard procedures. The Company has a comprehensive QA/QC program in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for base-metals, gold and silver.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo., are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775